                           SUMMARY - THE OFFERING

Securities Offered...... $75,000,000 principal amount of  % Senior Notes due 2002
                         (the "Senior Notes").
Maturity................ August 1, 2002.
Interest Payment Dates.. February 1 and August 1 of each year, commencing February
                         1, 1995.
Optional Redemption..... The Senior Notes will be redeemable at the option of the
                         Company in whole or in part, at any time on or after
                         August 1, 1998, at the redemption prices set forth
                         herein, plus accrued and unpaid interest, if any, to the
                         date of redemption. Prior to August 1, 1997, up to 25% of
                         the aggregate principal amount of the Senior Notes
                         outstanding on the date of the Indenture will be
                         redeemable at the option of the Company from the net
                         proceeds of any public offering of common stock of the
                         Company at  % of the principal amount thereof, plus
                         accrued interest to the date fixed for redemption.

Change of Control....... In the event of a Change of Control (as defined in the
                         Indenture), the Company will have the obligation to offer
                         to purchase from the holders of the Senior Notes all or
                         any part of their Senior Notes then outstanding at a
                         purchase price equal to 101% of the principal amount
                         thereof, plus accrued interest thereon to the date of
                         repurchase. See "Description of Senior Notes--Change of
                         Control."
Security................ The Senior Notes will be unsecured obligations of the
                         Company and will not be guaranteed by any of its
                         subsidiaries.
Ranking................. The Senior Notes will be senior obligations of the
                         Company ranking senior in right of payment to any
                         subordinated indebtedness of the Company (including the
                         $16 million principal amount of the Company's 9 1/4%
                         Convertible Subordinated Debentures outstanding as of
                         April 2, 1994), and pari passu with the existing and
                         future senior indebtedness of the Company. The Company
                         expects, prior to consummation of the Offering, to enter
                         into a new $25 million revolving credit facility (the
                         "Revolving Credit Facility") that will be secured by
                         substantially all of the Company's domestic inventory and
                         accounts receivable. The Senior Notes will be effectively
                         subordinated to the amounts outstanding under the
                         Revolving Credit Facility with respect to the assets
                         securing such facility.
                         A majority of the Company's assets are held by various
                         subsidiaries, and the Senior Notes will be effectively
                         subordinated to all liabilities of the Company's
                         subsidiaries. As of April 2, 1994, assuming that the DEA
                         Acquisition, the Offering and the application of the net
                         proceeds therefrom had occurred on such date, the
                         Company's subsidiaries had approximately $145 million of
                         liabilities, including trade payables, outstanding on a
                         pro forma basis.
Restrictive Covenants... The Indenture imposes certain restrictions on, among other things, the ability of the Company and its
                         subsidiaries to create liens; incur additional
                         indebtedness; pay dividends or make certain distributions
                         on the Company's capital stock; dispose of certain
                         assets; enter into transactions with affiliates; engage
                         in mergers; make investments; enter into sale and
                         leaseback transactions; and incur restrictions that would
                         prevent the subsidiaries from making payments of
                         dividends or certain distributions on capital stock, or
                         making loans or transferring assets to the Company.
Use of Proceeds......... The net proceeds from the Offering will be used to retire substantially all outstanding borrowings of the Company
                         and its subsidiaries (including DEA), other than the
                         Company's 9 1/4% Convertible Subordinated Debentures.
Risk Factors............ Prospective purchasers of the Senior Notes should consider the factors set forth under "Risk Factors" as
                         well as the other information set forth in this
                         Prospectus.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

  The following Pro Forma Combined Financial Statements are unaudited and are based on the Consolidated Financial Statements of Brown & Sharpe, the Combined Financial Statements of DEA, the Financial Statements of Roch and the Financial Statements of Mauser, each included elsewhere in this Prospectus. The Pro Forma Combined Financial Statements should be read in conjunction with such historical financial statements and the related notes thereto, and the other information pertaining to Brown & Sharpe, DEA, Roch and Mauser, included elsewhere in this Prospectus.

  The unaudited Pro Forma Combined Statements of Income (Loss) for the year ended December 25, 1993 and for the three months ended April 2, 1994 have been adjusted to give effect to the Roch Acquisition, the DEA Acquisition and the Offering (and the application of the proceeds therefrom) as if such transactions had occurred on December 27, 1992. The unaudited Pro Forma Combined Balance Sheet at April 2, 1994 has been adjusted to give effect to the DEA Acquisition and the Offering (and the application of the proceeds therefrom) as if such transactions had occurred on that date. The pro forma adjustments are based upon available information and certain assumptions that management of Brown & Sharpe believes are reasonable and that are described in the notes to the Pro Forma Combined Financial Statements. The Pro Forma Combined Financial Statements do not purport to represent what the Company's financial position or results of operations would actually have been if the transactions had occurred on the dates specified or to project the Company's financial position or results of operations for any future period.

                 PRO FORMA COMBINED STATEMENT OF INCOME (LOSS)
                      FOR THE QUARTER ENDED APRIL 2, 1994

                                                                 PRO FORMA
                                                            ----------------------
                          BROWN &
                          SHARPE     DEA     ROCH   MAUSER  ADJUSTMENTS   COMBINED
                          -------  -------  ------  ------  -----------   --------
                                            (IN THOUSANDS)
OPERATING DATA:
Net sales...............  $36,659  $21,280  $2,713  $  710    $  (518)(a) $60,844
Cost of goods sold......   25,940   13,778   1,461     518     (1,054)(b)  40,643
Selling, general and ad-
 ministrative expense...   12,261    7,595   1,411     370     (2,936)(c)  18,701
Depreciation and amorti-
 zation(1)..............      --       742     145       1       (255)(d)     633
Amortization of excess
 of fair value over cost
 of assets acquired.....      --       --      --      --        (156)(e)    (156)
                          -------  -------  ------  ------    -------     -------
 Operating profit
  (loss)................   (1,542)    (835)   (304)   (179)     3,883       1,023
Interest expense........   (1,280)  (1,798)   (108)    --         472 (f)  (2,714)
Other income, net.......       48      580       9   1,498     (1,494)(g)     641
                          -------  -------  ------  ------    -------     -------
 Income (loss) before
  income taxes..........   (2,774)  (2,053)   (403)  1,319      2,861      (1,050)
Income tax provision....      100      --      --      --         --          100
                          -------  -------  ------  ------    -------     -------
 Net income (loss)......  $(2,874) $(2,053) $ (403) $1,319    $ 2,861     $(1,150)
                          =======  =======  ======  ======    =======     =======
OTHER DATA:
EBITDA (2)..............  $  (235) $   (93) $  (44) $ (175)   $ 3,472     $ 2,925
Depreciation and amorti-
 zation(3)..............    1,307      742     260       4       (411)      1,902
Capital expenditures....      814      120     --      --         --          934

- - --------
(1) Brown & Sharpe includes depreciation and amortization in cost of sales or selling, general and administrative expense, depending on the nature of the use of the asset involved. Mauser includes depreciation in selling, general and administrative expense.
(2) "EBITDA" consists of earnings before interest expense, other income (expense), restructuring charges, provision for income taxes, and depreciation and amortization. EBITDA is included herein to provide additional information, and should not be construed as a substitute for cash flow from operating activities, which is determined in accordance with generally accepted accounting principles.
(3) Pro forma depreciation and amortization includes amortization of excess of fair value over cost of assets acquired.

     See Accompanying Notes to the Pro Forma Combined Financial Statements

                 PRO FORMA COMBINED STATEMENT OF INCOME (LOSS)
                     FOR THE YEAR ENDED DECEMBER 25, 1993

                                                                     PRO FORMA
                                                                ----------------------
                          BROWN &
                           SHARPE     DEA      ROCH    MAUSER   ADJUSTMENTS   COMBINED
                          --------  --------  -------  -------  -----------   --------
                                              (IN THOUSANDS)
OPERATING DATA:
Net sales...............  $157,035  $110,675  $ 9,868  $ 2,634    $(2,214)(a) $277,998
Cost of goods sold......   110,841    70,989    5,639    2,214     (4,357)(b)  185,326
Selling, general and ad-
 ministrative expense...    45,474    30,269    5,233    1,157    (11,742)(c)   70,391
Depreciation and amorti-
 zation(1) .............       --      3,532       34      605     (1,623)(d)    2,548
Restructuring costs.....       --        511      --       --         --           511
Amortization of excess
 of fair value over cost
 of assets acquired.....       --        --       --       --        (626)(e)     (626)
                          --------  --------  -------  -------    -------     --------
 Operating profit
  (loss)................       720     5,374   (1,038)  (1,342)    16,134       19,848
Interest expense........    (5,100)   (6,157)    (447)     (55)       904 (f)  (10,855)
Other income, net.......     2,764    (1,613)     (27)      10        --         1,134
                          --------  --------  -------  -------    -------     --------
 Income (loss) before
  income taxes..........    (1,616)   (2,396)  (1,512)  (1,387)    17,038       10,127
Income tax provision....       800       --       --       --         --           800
                          --------  --------  -------  -------    -------     --------
 Net income (loss) .....  $ (2,416) $ (2,396) $(1,512) $(1,387)   $17,038     $  9,327
                          ========  ========  =======  =======    =======     ========
OTHER DATA:
EBITDA (2)..............  $  7,210  $  9,417  $  (800) $  (719)   $13,885     $ 28,993
Depreciation and amorti-
 zation(3)..............     6,355     3,532      238      623     (2,249)       8,499
Capital expenditures....     4,399     1,965      287       28        160        6,839

- - --------
(1) Brown & Sharpe includes depreciation and amortization in cost of sales or selling, general and administrative expense, depending on the nature of the use of the asset involved. Mauser includes depreciation in selling, general and administrative expense.
(2) "EBITDA" consists of earnings before interest expense, other income (expense), restructuring charges, provision for income taxes, and depreciation and amortization. EBITDA is included herein to provide additional information, and should not be construed as a substitute for cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. Brown & Sharpe incurred restructuring charges of $135 for the year ended December 25, 1993. DEA incurred restructuring charges of L823 ($511) for the year ended December 31, 1993.
(3) Pro forma depreciation and amortization includes amortization of excess of fair value over cost of assets acquired.


       See Accompanying Notes to Pro Forma Combined Financial Statements

                        PRO FORMA COMBINED BALANCE SHEET
                                 APRIL 2, 1994

                                                            PRO FORMA
                                                       -----------------------
                                   BROWN &
                                    SHARPE     DEA     ADJUSTMENTS    COMBINED
                                   --------  --------  -----------    --------
                                               (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents........ $  3,818  $  5,565   $   7,490 (h) $ 16,873
 Restricted cash..................    6,113       --       (6,113)(h)      --
 Accounts receivable, net of al-
  lowances for doubtful accounts..   42,284    45,158      (1,500)(i)   85,942
 Inventories......................   57,550    40,271      (5,068)(j)   92,753
 Prepaid expenses and other cur-
  rent assets.....................    3,387     6,439       3,000 (k)   12,826
                                   --------  --------   ---------     --------
   Total current assets...........  113,152    97,433      (2,191)     208,394
PROPERTY, PLANT AND EQUIPMENT:
 Land.............................    6,358        49         (49)(l)    6,358
 Buildings and improvements.......   32,572     1,752      (1,752)(l)   32,572
 Machinery and equipment..........   78,615    24,814     (24,814)(l)   78,615
                                   --------  --------   ---------     --------
                                    117,545    26,615     (26,615)     117,545
 Less-accumulated depreciation....   73,775    21,281     (21,281)(l)   73,775
                                   --------  --------   ---------     --------
                                     43,770     5,334      (5,334)      43,770
OTHER ASSETS......................   12,760     3,079      (3,079)(m)   12,760
                                   --------  --------   ---------     --------
                                   $169,682  $105,846   $(10,604)     $264,924
                                   ========  ========   =========     ========
LIABILITIES AND SHAREOWNERS' EQ-
 UITY
CURRENT LIABILITIES:
 Notes payable and current in-
  stallments of long-term debt.... $ 33,742  $ 26,127    $(58,869)(n) $  1,000
 Accounts payable.................   12,549    13,392         --        25,941
 DEA debt.........................      --     45,971     (45,971)(o)      --
 Accrued expenses and income tax-
  es..............................   22,665    11,885      12,258 (p)   46,808
                                   --------  --------   ---------     --------
   Total current liabilities......   68,956    97,375     (92,582)      73,749
Long-term debt....................   33,224     7,759      49,017 (q)   90,000
Deferred income taxes.............    1,781       --          --         1,781
Termination indemnities...........      --      7,489         --         7,489
Unfunded accrued pension cost.....    4,345       --          --         4,345
Excess of fair value over cost of
 assets acquired..................      --        --        6,264 (r)    6,264
SHAREOWNERS' EQUITY:
 Preferred stock, $1 par value;
  authorized 1,000,000 shares,
  none issued.....................      --        --          --           --
 Common stock:
   Class A, $1 par value; autho-
    rized 15,000,000 shares, is-
    sued 4,651,368 and pro forma
    8,101,368.....................    4,651       --        3,450 (s)    8,101
   Class B, $1 par value; autho-
    rized 2,000,000 shares, issued
    545,539.......................      546       --          --           546
 Additional paid in capital.......   47,013       --       17,250 (s)   64,263
 Earnings employed in the busi-
  ness............................    1,503       --         (780)(t)      723
 Cumulative foreign currency
  translation adjustment..........    8,547       --          --         8,547
 Treasury stock; 8,076 shares at
  cost............................     (163)      --          --          (163)
 Unearned compensation............     (721)      --          --          (721)
 DEA equity (deficit).............      --     (6,777)      6,777 (u)      --
                                   --------  --------   ---------     --------
   Total shareowners' equity......   61,376    (6,777)     26,697       81,296
                                   --------  --------   ---------     --------
                                   $169,682  $105,846   $ (10,604)    $264,924
                                   ========  ========   =========     ========

       See Accompanying Notes to Pro Forma Combined Financial Statements

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1. BASIS OF PRESENTATION

  The pro forma combined financial statements have been prepared assuming that the purchase price for the DEA Acquisition will consist of 3,450,000 shares of Class A Common Stock, having an aggregate value of $20,700 based on the June 20, 1994 closing price of $6.00 per share. The DEA Acquisition Agreement provides that this purchase price will be subject to a post-closing adjustment based on the balance sheet of DEA as of July 31, 1994. See "DEA Acquisition."

  The assumed purchase price has been allocated as follows:

     Cash............................................................. $    497
     Accounts receivable, net of allowances for doubtful accounts.....   43,658
     Inventories......................................................   35,203
     Prepaid expenses and other current assets........................    6,439
     Notes payable and current installments of long-term debt.........   (8,843)
     Accounts payable.................................................  (13,392)
     Accrued expenses and income taxes................................  (24,143)
     Long-term debt...................................................   (4,966)
     Termination indemnities..........................................   (7,489)
     Excess of fair value over cost of assets acquired................   (6,264)
                                                                       --------
       Total.......................................................... $ 20,700
                                                                       ========

  The allocation of purchase price to cash reflects DEA's expected cash level as of the closing under the DEA Acquisition Agreement. The pro forma combined income statements are unaudited and present a combination of the historical net sales of Brown & Sharpe, DEA, Roch and Mauser (after elimination of intercompany sales), and do not reflect possible increases in net sales that may arise from synergies related to the combination, or possible decreases in net sales as a result of planned cost cutting measures, possible discontinuance of certain similar products, customers' desires to maintain alternative sources of supply or for other reasons.

  The pro forma combined financial statements reflect the effects of planned cost savings measures assuming that such cost savings measures are implemented and are effective on December 27, 1992 in the case of the pro forma combined income statements and on April 2, 1994 in the case of the pro forma combined balance sheet. Brown & Sharpe expects that substantially all these cost savings measures will be implemented within twelve months of the consummation of the applicable acquisitions, and the balance will be implemented within 24 months of the consummation of the applicable acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Brown & Sharpe--Effects of Roch Acquisition and DEA Acquisition."

  The pro forma combined income statements do not include severance and other costs to be incurred in connection with anticipated elimination of personnel, closure of facilities and other cost savings measures following the Roch Acquisition and the DEA Acquisition. Brown & Sharpe estimates that these costs will approximate $12,329, of which approximately $1,839 will be reflected as restructuring expense in 1994, $10,330 will be charged against reserves established in the allocations of purchase price associated with these acquisitions and $160 will be incurred with respect to capital spending associated with facilities consolidation.

2. PRO FORMA ADJUSTMENTS

  The pro forma financial statements reflect the following adjustments:

    a) Adjustment to eliminate intercompany sales made by Roch to Mauser.

    b) Adjustment to reflect decreased design engineering and manufacturing expenses as a result of expected reductions in personnel, decreased purchasing costs of the combined operations, and the elimination of intercompany purchases of Mauser from Roch. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Brown & Sharpe--Effects of Roch Acquisition and DEA Acquisition."

    c) Adjustment to reflect expected decreased administrative, sales and distribution expenses resulting from reductions in North American and European administrative, sales and distribution personnel and closing of overlapping facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Brown & Sharpe--Effects of Roch Acquisition and DEA Acquisition."

    d) Adjustment to reflect an elimination of depreciation of fixed assets and goodwill related to the write-down of DEA assets in accordance with the purchase method of accounting, and the amortization over the eight-year life of the Senior Notes of the estimated expenses of the Offering. The adjustment for the year ended December 25, 1993 is as follows:

     Depreciation of assets............................................. $  790
     Amortization of goodwill...........................................  1,193
     Amortization of estimated expenses of Offering.....................   (360)
                                                                         ------
                                                                         $1,623
                                                                         ======

  This adjustment approximated $255 for the quarter ended April 2, 1994.

    e) Adjustment to reflect the amortization of the excess of fair value of DEA's assets over Brown & Sharpe's cost to acquire such assets. The excess of fair value will be amortized over a ten-year period.

    f) Adjustment to reflect the decrease in interest expense resulting from the issuance of the Senior Notes, the assumption, discharge or waiver by Finmeccanica of DEA debt in connection with the DEA Acquisition, and the repayment of Brown & Sharpe and DEA debt with the proceeds of the Offering, calculated as follows:

     Interest on Senior Notes of $75,000 at 12.5%..................... $ 9,375
     Interest on $16,000 debentures at 9.25%..........................   1,480
                                                                       -------
                                                                        10,855
       Actual expense recorded........................................  11,759
                                                                       -------
                                                                       $  (904)
                                                                       =======

  This adjustment approximated $(472) for the quarter ended April 2, 1994.

    g) Adjustment to eliminate nonrecurring income from debt forgiveness by Diehl, the former owner of Mauser.

    h) Adjustment to eliminate DEA cash retained by Finmeccanica and to reflect the receipt of the gross proceeds of the Offering and the application thereof as follows:

     Gross proceeds from Offering..................................... $ 75,000
     Repayment of existing Brown & Sharpe debt as at April 2, 1994....  (50,966)
     Repayment of existing DEA debt as at April 2, 1994...............  (13,809)
     Prepayment penalties.............................................     (780)
     Estimated Offering expenses......................................   (3,000)
     Reclassification of restricted cash..............................    6,113
     Cash withdrawal by Finmeccanica..................................   (5,068)
                                                                       --------
                                                                       $  7,490
                                                                       ========

  Brown & Sharpe has been required to maintain restricted cash balances to support certain of its foreign lines of credit. At April 2, 1994, the required restricted cash balances totaled $6,133. These amounts will cease to be restricted upon repayment of the lines of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Brown & Sharpe--Liquidity and Capital Resources."

    i) Adjustment to record DEA receivables at estimated fair value in accordance with the purchase method of accounting.

    j) Adjustment to record DEA inventories at estimated fair value in accordance with the purchase method of accounting.

    k) Adjustment to record estimated expenses of the Offering. Offering expenses will be amortized over the eight-year life of the Senior Notes.

    l) Adjustment to property, plant and equipment of DEA to reflect the allocation of the excess of fair value over the cost of the assets acquired in accordance with the purchase method of accounting.

    m) Adjustment to eliminate intercompany goodwill of DEA and allocate the excess of the fair value over the cost of DEA assets acquired in accordance with the purchase method of accounting.

    n) Adjustment to eliminate the third party short-term debt of DEA assumed or discharged by Finmeccanica in connection with the DEA Acquisition, and repayment with the proceeds of the Offering of the short-term debt of Brown & Sharpe and the remaining third party short-term debt of DEA, as follows:

     Short-term debt of DEA assumed or discharged by Finmeccanica...... $17,284
     Repayment of short-term debt of Brown & Sharpe with Offering pro-
      ceeds............................................................  32,742
     Repayment of short-term debt of DEA with Offering proceeds........   8,843
                                                                        -------
                                                                        $58,869
                                                                        =======

    o) Adjustment to eliminate DEA borrowings from Finmeccanica cancelled or waived by Finmeccanica in connection with the DEA Acquisition.

    p) Adjustment of DEA's reserve for warranty expense to estimated fair value in accordance with the purchase method of accounting and the accrual of restructuring costs related to the DEA Acquisition.

    q) Adjustment to reflect issuance of the Senior Notes, to eliminate the long-term debt of DEA assumed or discharged by Finmeccanica in connection with the DEA Acquisition, and to reflect the repayment with the proceeds of the Offering of the Foothill Facility, mortgage debt of Brown & Sharpe and the remaining long-term debt of DEA, as follows:

     Gross proceeds from Offering.................................... $ 75,000
     Long-term debt assumed or discharged by Finmeccanica............   (2,793)
     Repayment of Foothill Facility, mortgage and other long-term debt of Brown & Sharpe with Offering proceeds..................  (18,224)
     Repayment of existing long-term debt of DEA with Offering pro-
      ceeds..........................................................   (4,966)
                                                                      --------
                                                                      $ 49,017
                                                                      ========

    r) Adjustment to record the excess of the fair value over the cost of the DEA assets acquired in accordance with the purchase method of accounting.

    s) Adjustment to reflect the issuance of 3,450,000 shares of Brown & Sharpe Class A Common Stock as part of the purchase price of DEA.

    t) Adjustment to reflect prepayment penalties incurred by the Company as a result of the repayment of the Foothill Facility and certain mortgage loans of Brown & Sharpe with the proceeds of the Offering.

    u) Adjustment to eliminate the shareowners' equity (or divisional deficit) of DEA in connection with the DEA Acquisition in accordance with the purchase method of accounting.

              BROWN & SHARPE SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial information of Brown & Sharpe for each of the last five fiscal years is derived from Brown & Sharpe's audited consolidated financial statements, including the notes thereto. The information for the quarters ended March 27, 1993, and April 2, 1994, are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for such interim periods. The results for the quarter ended April 2, 1994 are not necessarily indicative of the results that may be expected for the full year. This selected financial information should be read in conjunction with the Consolidated Financial Statements of Brown & Sharpe, related notes and other financial information included elsewhere in this Prospectus.

                                           YEAR ENDED                          QUARTER ENDED
                          ------------------------------------------------  -------------------
                          DEC. 30,  DEC. 29,  DEC. 28,  DEC. 26,  DEC. 25,   MAR. 27,  APRIL 2,
                            1989      1990    1991(1)   1992(1)   1993(1)   1993(1)(2) 1994(2)
                          --------  --------  --------  --------  --------  ---------- --------
                                           (IN THOUSANDS, EXCEPT RATIOS)
OPERATING DATA:
Net sales:
 Metrology..............  $130,933  $165,865  $166,819  $152,201  $155,133   $ 38,207  $ 36,659
 General products.......    11,111    10,838     9,028     8,494     1,902      1,551       -- (3)
                          --------  --------  --------  --------  --------   --------  --------
   Total................   142,044   176,703   175,847   160,695   157,035     39,758    36,659
Cost of goods sold......    95,875   135,821   119,481   116,283   110,841     28,448    25,940
Selling, general and ad-
 ministrative expense...    37,898    52,971    56,672    52,509    45,474     10,744    12,261
                          --------  --------  --------  --------  --------   --------  --------
Operating profit (loss):
 Metrology..............     6,816   (13,005)   (1,281)   (8,857)    1,652        431    (1,542)
 General products.......     1,455       916       975       760      (932)       135       -- (3)
                          --------  --------  --------  --------  --------   --------  --------
   Total................     8,271   (12,089)     (306)   (8,097)      720        566    (1,542)
Interest expense........    (2,340)   (3,811)   (4,219)   (5,272)   (5,100)    (1,132)   (1,280)
Other income (expense),
 net....................       983       (74)      824     2,135     2,764      1,794        48
                          --------  --------  --------  --------  --------   --------  --------
Income (loss) before in-
 come taxes.............     6,914   (15,974)   (3,701)  (11,234)   (1,616)     1,228    (2,774)
Income tax provision
 (benefit)..............       961    (3,737)     (800)   (3,250)      800        --        100
                          --------  --------  --------  --------  --------   --------  --------
Income (loss) from con-
 tinuing operations.....     5,953   (12,237)   (2,901)   (7,984)   (2,416)     1,228    (2,874)
(Loss) from discontinued
 operations.............    (1,138)   (2,329)   (1,180)      --        --         --        --
                          --------  --------  --------  --------  --------   --------  --------
Net income (loss).......  $  4,815  $(14,566) $ (4,081) $ (7,984) $ (2,416)  $  1,228  $ (2,874)
                          ========  ========  ========  ========  ========   ========  ========
OTHER DATA:
EBITDA(4)...............  $ 15,386  $   (305) $ 10,194  $  4,336  $  7,210   $  2,212  $   (235)
Depreciation and amorti-
 zation.................     7,115     9,084     8,700     7,330     6,355      1,646     1,307
Capital expenditures....     6,262     9,277     9,864    12,474     4,399        975       814
Ratio of earnings to
 fixed charges(5).......       3.3x       --       0.3x      --        0.8x       1.9x      --
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital.........  $ 74,719  $ 59,006  $ 68,587  $ 48,036  $ 46,025   $ 49,224  $ 44,196
Property, plant and
 equipment, net.........    33,105    42,609    44,602    46,402    43,554     44,552    43,770
Total assets............   167,733   205,912   183,748   166,086   165,871    163,733   169,682
Total debt..............    34,650    58,053    61,369    60,700    64,500     57,041    66,966
Shareowners' equity.....    87,403    82,893    80,268    66,674    63,520     66,330    61,376

- - --------
(1) Restated to reflect the change in accounting for large machinery construction contracts for its European operations. See Note 2 of Notes to Consolidated Financial Statements of Brown & Sharpe.
(2) The quarter ended April 2, 1994 includes fourteen weeks, while the quarter ended March 27, 1993 includes thirteen weeks.
(3) The machine tool spare parts and rebuild operations, the last remaining operations in the general products segment, were sold in 1993.
(4) "EBITDA" consists of earnings before interest expense, other income (expense), restructuring charges, provision for income taxes, and depreciation and amortization. EBITDA is included herein to provide additional information, and should not be construed as a substitute for cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. Brown & Sharpe incurred restructuring charges of $2,700, $1,800, $5,103 and $135 for the years ended December 29, 1990, December 28, 1991, December 26, 1992, and December 25, 1993, respectively.
(5) The ratio of earnings to fixed charges is calculated by dividing (i) earnings from continuing operations before income taxes and fixed charges by (ii) fixed charges, which consist of interest expense and one-third of rental expense, which is deemed to be representative of the interest factor. Earnings were insufficient to cover fixed charges by $20,785, $9,267, $18,067, $7,998, and $4,287 for the years ended December 29, 1990,
    December 28, 1991, December 26, 1992, and December 25, 1993 and the first quarter of 1994, respectively.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                          OPERATIONS OF BROWN & SHARPE

  In completing its transformation from a machine tool company to a dimensional metrology company, Brown & Sharpe has made a number of acquisitions and divestitures that have impacted, and will continue to impact, its results of operations and liquidity. At the end of the first quarter of 1994, Brown & Sharpe acquired Roch and Mauser. During the first and second quarters of 1993, Brown & Sharpe sold its machine tool spare parts and rebuild operations. During the first quarter of 1992, Brown & Sharpe sold its pump operation and its 80% ownership interest in GageTalker Corporation, a provider of data collection and statistical process control systems ("GageTalker"). In late 1991, Brown & Sharpe purchased Thomas Mercer Limited, a manufacturer of metrology devices that is now included in the PMI Division ("Mercer"). At the end of the second quarter of 1990, the Company acquired Leitz, a manufacturer of high accuracy CMMs. The DEA Acquisition will also have a significant impact on the Company's results of operations and liquidity. See "--Effects of Roch Acquisition and DEA Acquisition." The following discussion of Brown & Sharpe's historical financial condition and results of operations should be read in conjunction the Consolidated Financial Statements of Brown & Sharpe and the notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of net sales of Brown & Sharpe represented by the components of income and expense for the years ended December 28, 1991, December 26, 1992 and December 25, 1993 and the quarters ended March 27, 1993 and April 2, 1994:

                                            YEAR ENDED              QUARTER ENDED
                                    ----------------------------  -----------------
                                    DEC. 28,  DEC. 26,  DEC. 25,  MAR. 27, APRIL 2,
                                      1991      1992      1993      1993     1994
                                    --------  --------  --------  -------- --------
Net sales.........................   100.0%    100.0%    100.0%    100.0%   100.0%
Cost of goods sold................    67.9      72.4      70.6      71.6     70.8
Selling, general and administra-
 tive expense.....................    32.2      32.7      29.0      27.0     33.4
                                     -----     -----     -----     -----    -----
Operating profit (loss)...........    (0.2)     (5.0)      0.5       1.4     (4.2)
Interest expense..................    (2.4)     (3.3)     (3.2)     (2.8)    (3.5)
Other income, net.................     0.5       1.3       1.8       4.5      0.1
                                     -----     -----     -----     -----    -----
Income (loss) before income taxes.    (2.1)     (7.0)     (1.0)      3.1     (7.6)
Income tax provision (benefit)....    (0.5)     (2.0)      0.5       --       0.3
Income (loss) from continuing op-
 erations.........................    (1.7)     (5.0)     (1.5)      3.1     (7.8)
(Loss) from discontinued opera-
 tions............................    (0.7)      --        --        --       --
                                     -----     -----     -----     -----    -----
Net income (loss).................    (2.3)%    (5.0)%    (1.5)%     3.1%    (7.8)%
                                     =====     =====     =====     =====    =====

 Quarter Ended April 2, 1994 compared to Quarter Ended March 27, 1993

  Orders. Orders during the first quarter of 1994 totaled $37.9 million, compared to $36.9 million during the first quarter of 1993. The machine tool spare parts and rebuild operations, sold at the end of the first quarter 1993, represented $1.6 million in orders during the first quarter of 1993, and foreign currency exchange rate fluctuations, principally the strengthening of the Swiss franc against the U.S. dollar, caused a $0.9 million increase in first quarter 1994 orders compared to first quarter 1993. Excluding the effect of these items, orders increased to $37.0 million in the first quarter of 1994 from $35.3 million in the first quarter of 1993, an increase of 4.8%. Backlog as of April 2, 1994 was $27.5 million, compared to $26.1 million at year end 1993 and $25.4 million at the end of the first quarter of 1993.

  Net Sales. Net sales in the first quarter of 1994 were $36.7 million, compared to $39.8 million for the first quarter of 1993. Approximately $1.6 million of first quarter 1993 net sales were attributable to machine tool spare parts and rebuild operations which were sold during the first and second quarters of 1993, and foreign currency exchange rate fluctuations, principally the strengthening of the Swiss franc against the U.S. dollar, caused an increase in net sales in the first quarter of 1994 of $1.2 million as compared to the first quarter of 1993. Excluding the effect of these items, first quarter 1994 net sales declined approximately $2.6 million from first quarter 1993 sales. The decline in net sales occurred primarily in the MS Division (referred to after consummation of the DEA Acquisition as the MS Group). MS Division net sales in the quarter were 14.4% below the first quarter of 1993, in part as a result of entering the 1993 first quarter with a larger backlog that could be shipped than at the beginning of 1994 and the continued effect of competitive discounting. Net sales of PMI products increased from the prior year primarily due to the resolution of the financial difficulties of a German distributor, which had depressed net sales in the prior period.

  Gross Profit. Gross profit margin increased to 29.2% in the first quarter of 1994 from 28.4% in the first quarter of 1993. The improvement resulted in part from a reduction in design engineering expenses in Brown & Sharpe's PMI Division.

  Selling, General and Administrative Expense. Selling, general and administrative ("SG&A") expense in the first quarter of 1994, at $12.3 million or 33.4% of net sales, increased from the $10.7 million, or 27.0% of net sales, incurred in the comparable period in 1993. The increase was primarily due to the extra week in the first quarter of 1994 as compared to the first quarter of 1993 and the receipt of litigation settlement proceeds in the first quarter of 1993.

  Operating Profit (Loss). Brown & Sharpe generated an operating loss of $1.5 million in the first quarter of 1994. This compared to an operating profit of $0.6 million in the first quarter of 1993. In the United States, operating loss for the first quarter of 1994 totaled $0.2 million as compared to an operating profit of $0.8 million in the first quarter of 1993. Foreign operations generated an operating loss of $1.3 million in the first quarter of 1994 as compared to an operating loss of $0.2 million in the first quarter of 1993. The deterioration of Brown & Sharpe's performance in the United States in the 1994 period as compared to the 1993 period was due primarily to the receipt of litigation settlement proceeds in the 1993 period, as well as an extra week of selling, general and administrative expense in the 1994 period. Brown & Sharpe believes that its sales pattern would not generally result in proportionate increases in net sales in a fourteen week quarter as compared to a thirteen week quarter. The greater operating loss in foreign operations reflected the worsening performance at Brown & Sharpe's German CMM operations due to the continued effect of competitive discounting, which was partially offset by improvement at Brown & Sharpe's PMI Division.

  Interest Expense. Interest expense totaled $1.3 million in the first quarter of 1994 compared to $1.1 million in the first quarter of 1993. This increase reflects an increase in the average balance of borrowings in the United States, which was partially offset by lower interest rates in Europe.

  Other Income, Net. Other income, net was $48,000 in the first quarter of 1994 and $1.8 million in the first quarter of 1993. The 1993 first quarter included a gain of approximately $2.0 million on the sale of certain small business operations, partially offset by foreign exchange losses.

  Income Tax Provision. The provision for income taxes was $0.1 million in the first quarter of 1994 compared to $0.5 million in the first quarter of 1993. The 1993 provision was offset by deferred tax benefits of $0.5 million due to reductions in deferred tax liabilities as a result of losses in certain of Brown & Sharpe's European subsidiaries.

  Net Income (Loss). As a result of the foregoing, Brown & Sharpe had a net loss of $2.9 million ($0.57 per share) in the first quarter of 1994, compared to net income of $1.2 million ($0.25 per share) in the first quarter of 1993. See "--Effects of Roch Acquisition and DEA Acquisition." Brown & Sharpe expects to report a net loss for the second quarter of 1994 primarily resulting from the continuing effect of competitive discounting. In addition, Brown & Sharpe expects to record a provision increasing the allowance for uncollectible accounts receivable by approximately $0.6 million for collection uncertainties arising from one sale to a single customer.

 Year Ended December 25, 1993 Compared to Year Ended December 26, 1992

  Orders. Orders totaled $155.9 million in 1993, a decline of $12.9 million, or 7.6%, from the prior year. The decrease resulted principally from the sale of the machine tool parts and rebuild operations in the first quarter of 1993, which represented $8.6 million of incoming orders in 1992 compared to $1.9 million of incoming orders in 1993. In addition, weakening of certain European currencies against the U.S. dollar resulted in a decrease in reported 1993 orders of approximately $4.8 million compared to 1992. Excluding the effect of these items, 1993 orders increased $1.0 million from 1992. Backlog was $26.1 million at year-end 1993, compared with $30.2 million at year-end 1992, which was a particularly high level for Brown & Sharpe's metrology business. The decrease in backlog resulted principally from a decrease in orders in 1993 as compared to 1992.

  Net Sales. Net sales in 1993 were $157.0 million, a decrease of $3.7 million, or 2.3%, as compared to $160.7 million in 1992. The weakening of certain European currencies against the U.S. dollar caused a decrease of $5.0 million in net sales in 1993 as compared to 1992. In addition, in the first and second quarters of 1993, Brown & Sharpe disposed of its machine tool spare parts and rebuild operations, which accounted for $1.9 million and $8.5 million of net sales in 1993 and 1992, respectively. Excluding the effect of these items, net sales in 1993 increased $7.9 million from the prior year. Net sales in the United States increased to $72.3 million in 1993 from $69.8 million in 1992, an increase of 3.5%. The increase was primarily due to improvements in the U.S. economy and in the automotive industry in particular and was reflected in increased sales of both CMMs and PMI division products. The increase in U.S. net sales was offset by a $6.7 million reduction resulting from the sale of the machine tool parts and rebuild operations. In Europe, net sales declined to $62.2 million in 1993 from $70.7 million in 1992, or 11.9%, as a result of the continuing recession in Europe and the weakening of certain European currencies against the U.S. dollar. Net sales in the rest of the world totaled $22.5 million in 1993, up 11.6% from sales of $20.2 million in 1992. This increase was principally due to increased sales in Asia.

  Gross Profit. Gross profit margin increased to 29.4% in 1993 from 27.6% in 1992. In 1992, cost of goods sold included inventory write-offs of $2.0 million resulting from the introduction of new products that replaced certain of Brown & Sharpe's existing products and $2.5 million of restructuring costs, primarily employee severance expenses resulting from downsizing at Brown & Sharpe's German and Swiss manufacturing facilities in response to declining sales. Brown & Sharpe's gross profit for these years also reflects benefits from the liquidation of LIFO inventories of $9.8 million in 1992 and $0.7 million in 1993 resulting from successful efforts to reduce inventory in the United States. Gross profit in 1993 was also reduced as a result of the weakening of certain European currencies against the U.S. dollar. Excluding the effect of these items, gross profit was $46.7 million in 1993, or a margin of 29.7%, compared to $39.1 million in 1992,or a margin of 24.3%. This improvement reflects the benefits of Brown & Sharpe's cost control and restructuring efforts described above.

  Selling, General and Administrative Expense. SG&A expense was $45.5 million in 1993 and $52.5 million in 1992. As a percentage of net sales, SG&A expense decreased to 29.0% in 1993 from 32.7% in 1992. SG&A expense in 1992 includes approximately $2.6 million of restructuring costs, primarily for employee severance at European facilities, and $1.5 million of incentive compensation related to the acquisition of the remaining minority interest in Technicomp, Brown & Sharpe's education quality training products subsidiary.

  Operating Profit (Loss). Operating profit was $0.7 million in 1993 compared to an operating loss of $8.1 million in the prior year. Excluding an operating loss of $0.9 million attributable to the divested machine tool operations, operating profit in 1993 totaled $1.7 million. In the United States, operating profit increased substantially in 1993 to $5.2 million from $1.3 million in 1992 for the reasons discussed earlier. Although the European recession continued, Brown & Sharpe's European operations generated improved results, posting an operating loss of $4.4 million in 1993 compared to an operating loss of $9.4 million in 1992.

  Interest Expense. Interest expense declined to $5.1 million in 1993 from $5.3 million in 1992 principally due to a reduction in interest rates on Brown & Sharpe's borrowings.

  Other Income, Net. Other income, net increased to $2.8 million in 1993 from $2.1 million in 1992. Other income in 1993 included a $2.0 million net gain on the sale of the machine tool parts and rebuild operations, and other income in 1992 included a net gain of $0.6 million on the sale of an office building and an aggregate of $0.6 million on the sale of the pump operation and Brown & Sharpe's interest in GageTalker.

  Income Tax Provision (Benefit). The provisions for income taxes for 1993 and 1992 include foreign, federal and state income taxes. Income tax expense totaled $0.8 million in 1993 based on a consolidated pretax loss of $1.6 million. The income tax expense in 1993 resulted largely from profits in the United States. Brown & Sharpe has substantial loss carryforwards in European countries and tax credit carryforwards in the United States. In 1992, Brown & Sharpe recorded a tax benefit of $3.3 million in 1992 on a pretax loss of $11.2 million, an effective rate of 28.9%.

 Year Ended December 26, 1992 Compared to Year Ended December 28, 1991

  Orders. Orders increased 4.2% to $168.8 million in 1992 from $162.0 in 1991. Orders in 1992 included an increase of $4.1 million resulting from the inclusion of Mercer which was acquired on November 1, 1991, and a decrease of $5.9 million in orders from Brown & Sharpe's pump operation and interest in GageTalker which were sold during the first quarter of 1992. Excluding the effect of these items, orders in 1992 increased $8.6 million from 1991. The increase in orders was due primarily to increased orders for Brown & Sharpe and Leitz CMM products in the United States and Europe. This improvement resulted from new product introductions, improved European distribution, certain product promotions and selective competitive discounting. Backlog increased to $29.4 million at the end of 1992 from $23.2 million at the end of 1991, principally resulting from increased orders for the CMM products described above.

  Net Sales. Net sales in 1992 decreased to $160.7 million from $175.8 million in 1991. Net sales in 1992 reflected the disposition of the pump operation and Brown & Sharpe's interest in GageTalker in the first quarter of 1992. These operations, and the machine tool parts and rebuild operation which was sold in 1993, accounted for net sales of $9.4 million in 1992 and $16.6 million in 1991. Excluding these businesses, 1992 net sales totaled $151.2 million compared to $159.2 million in 1991. This decrease resulted from declining orders from distributors of PMI products related to the global recession, particularly in Europe. Net sales in the United States fell to $69.8 million in 1992 from $76.8 million in 1991 due in large part to the sale of the pump operations and the interest in GageTalker. In Europe, net sales declined to $70.7 million in 1992 from $82.7 million in 1991, resulting primarily from the European recession. Net sales in the rest of the world increased to $20.2 million in 1992 from $16.4 million in 1991. This increase primarily resulted from an increase in net sales in Asia due largely to sales efforts of Leitz.

  Gross Profit. Gross profit margin decreased to 27.6% in 1992 from 32.1% in 1991. Gross profit in 1992 was affected by (i) the recognition of $9.8 million of LIFO liquidation benefits due to reductions in inventory levels, (ii) the extension of the estimated lives of machinery and equipment at a Swiss subsidiary based on low utilization, which resulted in a reduction in depreciation expense of approximately $0.9 million annually, (iii) inventory write-offs of $2.0 million that resulted from a combination of reduced sales, new product introductions that replaced certain existing products and restructuring decisions that resulted in removal of some products from Brown & Sharpe's product lines and (iv) $2.5 million of restructuring costs primarily related to employee severance at European facilities. Gross profit in 1991 was affected by restructuring costs of $1.8 million primarily attributable to employee severance at European facilities. Adjusted for these items, gross profit margin was 24.9% in 1992 compared to 33.1% in 1991. This significant decline was a result of increased pricing pressure in the metrology market in both the United States and Europe as well as the effect of the reduced sales volume in relation to fixed costs.

  Selling, General and Administrative Expense. SG&A expense was $52.5 million in 1992, compared to $56.7 million in 1991. As a percentage of net sales, SG&A expense increased to 32.7% in 1992 from 32.2% in 1991. In 1992, this amount included $2.6 million in restructuring charges primarily for employee severance at European facilities as well as $1.5 million of incentive compensation paid in connection with the acquisition of the remaining minority interest in Technicomp. Excluding these items, SG&A expense declined to $48.4 million in 1992 from $56.7 million in 1991 (30.1% of net sales in 1992 compared to 32.2% in 1991). The reduction in the amount of SG&A expense in 1992 reflected the effect of personnel reductions.

  Operating Profit (Loss). Operating losses totaled $8.1 million in 1992 compared to an operating loss of $0.3 million in the prior year. In the United States, operating profit declined to $1.3 million in 1992 from a profit of $4.8 million in 1991 on reduced sales as discussed earlier. In Europe, losses deepened as a result of continued competitive pressure and recessionary conditions, with a resultant operating loss of $9.4 million in 1992 compared to $5.1 million in 1991.

  Interest Expense. Interest expense increased to $5.3 million in 1992 from $4.2 million in 1991. The increase resulted from increased borrowing in Europe to support operations of Mercer acquired at the end of 1991, financing of a new building for the Leitz operation in Germany and European operating losses.

  Other Income, Net. Other income, net which includes interest income, increased to $2.1 million in 1992 from $0.8 million in 1991, principally as a result of an aggregate of $1.2 million in gains recognized on the sale of an office building, the pump operation and Brown & Sharpe's interest in GageTalker.

  Income Tax Provision. Brown & Sharpe recognized an income tax benefit of $3.3 million in 1992 based on consolidated pretax losses of $11.2 million, reflecting an effective rate of 28.9%. This compares to a benefit of $0.8 million in 1991 on a pretax loss of $3.7 million, reflecting an effective rate of 21.6%. The increased tax benefit in 1992 reflects $4.6 million of deferred tax reductions resulting from losses, compared to 1991 deferred tax reductions of $1.0 million.

LIQUIDITY AND CAPITAL RESOURCES

  In recent years, Brown & Sharpe has met its liquidity needs, including capital expenditures and the funding of operating losses, through cash generated from operations, sale proceeds of discontinued businesses, secured and unsecured lines of credit and the Foothill Facility, a secured $15 million two-year revolving credit facility entered into in June 1993. Amounts outstanding under the lines of credit are payable on demand, and certain of the lines extended to Brown & Sharpe's foreign subsidiaries are secured by restricted cash balances and other assets. The Foothill Facility provides for borrowings based on a percentage of eligible domestic accounts receivable and finished inventory, is secured by substantially all domestic assets (including the stock of domestic subsidiaries and 65% of the stock of certain foreign subsidiaries), and requires maintenance of a minimum current ratio, a maximum ratio of debt to adjusted net worth, minimum adjusted net worth and minimum working capital. At April 2, 1994, Brown & Sharpe had borrowings of $22.9 million under the lines of credit and $7.6 million under the Foothill Facility, compared to total availability at that date of $27.2 million under the lines of credit and $12.5 million under the Foothill Facility. As of May 27, 1994, Brown & Sharpe had borrowings of $23.0 million under the lines of credit and $10.3 million under the Foothill Facility, compared to total availability at that date of $28.8 million under the lines of credit and $12.9 million under the Foothill Facility. At May 27, 1994, Brown & Sharpe was required to maintain an aggregate of $6.1 million in restricted cash balances to support certain of the foreign lines of credit.

  Brown & Sharpe expects shortly to enter into a commitment letter for an $8.5 million, five-year mortgage financing (the "North Kingstown Mortgage") secured by the Company's North Kingstown, Rhode Island facility, principally in order to provide a liquidity cushion in the event the Offering is not consummated. The Company expects that the North Kingstown Mortgage would bear interest at approximately 8 3/4% with annual amortization based on a ten-year schedule and the remaining balance due at maturity.

  To provide cash needed to fund operations, including capital expenditures, Brown & Sharpe expects, on or prior to the Closing Date, to enter into the Revolving Credit Facility, which will provide borrowings of up to $25 million subject to borrowing base limitations. Brown & Sharpe expects that the Revolving Credit Facility will be secured by a first priority lien, subject to certain permitted encumbrances, on domestic accounts receivable and inventory, will have a term of three years and will bear interest at a floating rate. See "Description of Revolving Credit Facility."

  Following the completion of the Offering, management believes that the availability of borrowings from the Revolving Credit Facility, together with cash flow from current levels of operations and anticipated cost savings from the integration of DEA, Roch and Mauser, will be sufficient to meet operational cash requirements (including one-time costs in integrating Roch, Mauser and DEA), working capital requirements and planned capital expenditures through 1995. However, failure to achieve anticipated cost savings, or unexpected delays in or costs related to the integration, could have a material adverse affect on Brown & Sharpe's liquidity. See "--Effects of Roch Acquisition and DEA Acquisition."

  Cash Flow. The operations of Brown & Sharpe used cash of $6.0 million in 1993 in large part because of an increase in accounts receivable of $8.2 million due to a high sales volume in the fourth quarter of the year. In 1992, operations generated cash of $6.1 million despite a net loss of $8.0 million in part because of a decrease in accounts receivable of $6.9 million during the year. In the first quarter of 1994, operations generated cash of $3.5 million; the net loss of $2.9 million was offset by accounts receivable collections from typically higher sales near the end of the preceding fourth quarter.

  Investment transactions used $2.2 million in 1993 despite proceeds from the sale of operations of $8.7 million because cash of $6.1 million was pledged in connection with foreign lines of credit. In 1992, investing activities used cash of $12.7 million as a result of unusually high capital expenditures, of which $7.0 million were used for the construction of a new facility in Germany. In the first quarter of 1994, investment transactions used cash of $1.0 million, reflecting a normal level of capital expenditures.

  Cash provided from financing transactions was $4.8 million in 1993 and $2.5 million in 1992, reflecting the net increase in borrowings. Cash used in financing transactions was $0.1 million in the first quarter of 1994.

  Working Capital. Working capital was $44.2 million at the end of the first quarter of 1994 compared to $46.0 million at the end of 1993 and $48.0 million at the end of 1992. Accounts receivable decreased $5.8 million in the first quarter of 1994 after an increase of $8.2 million during 1993 and a decrease of $6.9 million during 1992. These changes resulted largely from the timing of sales during the respective fourth quarters with higher sales in December of 1993. Inventories decreased to $54.0 million at the end of 1993 from $62.0 million at the end of 1992. This decrease was primarily due to the sale of operations during the respective years as well as fluctuations in foreign currency exchange rates. Inventories increased to $57.6 million at April 2, 1994, an increase of $3.6 million from $54.0 million at the end of 1993. However, this increase did not require the use of cash because it resulted from Brown & Sharpe's purchase of Roch and Mauser in the first quarter of 1994.

  Capital Expenditures. Brown & Sharpe's capital expenditures to support the ongoing business were approximately $4.1 million, $5.5 million, and $8.0 million in 1993, 1992 and 1991, respectively. In addition, capital spending to construct a new building at its German facility, substantially completed in 1992, amounted to approximately $0.3 million, $7.0 million and $1.9 million, in 1993, 1992 and 1991, respectively.

  With the consummation of the DEA Acquisition, total capital expenditures for the combined Company are expected to increase. DEA capital expenditures totaled L0.2 billion ($0.1 million) in the first quarter of 1994, L3.2 billion in 1993 ($2.0 million), L5.1 billion in 1992, and L3.1 billion in 1991. Management expects to continue to incur incremental capital expenditures to develop new products, improve product and service quality, and expand its distribution network. Management estimates that annual capital expenditures of approximately $8 million are required to maintain the operations of the combined Company. Planned capital expenditures in 1994 and 1995 will include an aggregate of approximately $2.1 million for the construction of a new facility in Telford, England to replace an existing facility upon the expiration of its lease.

  Acquisitions and Divestitures. Proceeds from the sale of the machine tool parts and rebuild operations during 1993 provided $8.7 million of cash. During 1992, $3.6 million was generated from the sale of Brown & Sharpe's pump operations and statistical process control subsidiary. Payments in connection with the acquisition of the remaining minority interest in Technicomp amounted to approximately $3.9 million in 1992. See "Effects of Roch Acquisition and DEA Acquisition."

  After the completion of the DEA Acquisition, management does not foresee any significant acquisitions or divestitures. Management will continue to evaluate smaller acquisitions that have the potential to expand the Company's geographic market presence or product lines.

EFFECTS OF ROCH ACQUISITION AND DEA ACQUISITION

  The Company's plans for integrating DEA, Roch and Mauser anticipate cost savings (before one-time implementation cash costs) of nearly $8 million to be realized within the first twelve months of combined operations. The Company expects to achieve these savings primarily by eliminating duplicative administrative and sales personnel and facilities, duplicative marketing expenses such as advertising and trade shows and certain duplicative design engineering activities, including personnel. The Company expects to realize total annual savings of nearly $14 million after 24 months of combined operations through these actions, further reductions in selling and administrative expenses, rationalization of European manufacturing facilities and reductions in associated manufacturing overhead costs. The Company estimates that implementation of these cost savings measures will require one-time cash costs of approximately $12.3 million for severance, lease terminations, and other actions. Of these $12.3 million in expected cash costs, $1.8 million will be reflected as restructuring expense in 1994, $10.3 million will be charged against reserves established in the allocations of purchase price associated with the Roch Acquisition and the DEA Acquisition, and $0.2 million will be incurred with respect to capital spending associated with facilities construction. Due to the inherent risks in integrating separate operations, in particular operations located in different countries and that in the aggregate are large in relation to Brown & Sharpe, there can be no assurance that the Company will realize anticipated cost savings or realize the savings in the contemplated timetable, or that as a result of its decentralized management structure or other factors the Company will not experience unanticipated one-time or ongoing costs or difficulties in implementing the integration of DEA, Roch and Mauser into Brown & Sharpe. In addition, there can be no assurance that following these acquisitions the Company's net sales will not be adversely affected by planned cost cutting measures, possible discontinuance of certain similar products, customers' desires to maintain alternative sources of supply or for other reasons.

  The following table shows the estimated cost savings (before one-time implementation cash costs) that the Company expects to realize through planned cost cutting measures in the integration of DEA, Roch and Mauser, as compared to the aggregate current cost structures of Brown & Sharpe and these companies as stand-alone entities.

                                                             EXPECTED ANNUAL
                                                              COST SAVINGS
                                                            -----------------
                                                            FIRST 12 AFTER 24
                                                             MONTHS   MONTHS
                                                            -------- --------
                                                              (IN MILLIONS)
     Roch and Mauser
       Closing of Tesa office, Paris, France...............   $0.8     $0.8
       Closing of Mauser office, Nurnberg, Germany.........    0.7      0.7
       Staff reduction, Luneville, France..................    0.4      0.4
       Reduction of design engineering expense.............    0.3      0.3
       Negotiated purchase discounts.......................    0.1      0.1
                                                              ----     ----
                                                              $2.3     $2.3
                                                              ----     ----

                                                            EXPECTED ANNUAL
                                                             COST SAVINGS
                                                           -----------------
                                                           FIRST 12 AFTER 24
                                                            MONTHS   MONTHS
                                                           -------- --------
                                                             (IN MILLIONS)
     DEA
       North American sales and distribution..............   $2.0    $  4.5
       European sales and distribution....................    2.8       3.2
       Excess production facility space...................    --        1.2
       Reduction of manufacturing overhead in European
        operations........................................    --        1.6
       Design engineering.................................    0.6       1.0
                                                             ----    ------
                                                             $5.4    $ 11.5
                                                             ----    ------
         Total savings (before one-time costs)............   $7.7    $ 13.8
                                                             ====    ======

 Savings From Roch Acquisition

  Since consummation of the Roch Acquisition at the end of the first quarter of 1994, Brown & Sharpe has closed the Tesa PMI office in France and a Mauser office in Germany, reduced staffing at a remaining office in France, terminated a Brown & Sharpe design engineering project relating to technology acquired in the Roch Acquisition, reduced design engineering staffing, and used the larger volume of the combined operations to negotiate reduced prices from certain suppliers on certain purchasing arrangements. Brown & Sharpe anticipates that these actions will result in approximately $2.3 million in annual cost savings within the first twelve months following the Roch Acquisition (before one-time implementation cash costs). Brown & Sharpe believes that these center closings and personnel reductions will result in one-time severance, relocation and other cash costs of approximately $0.9 million, substantially all of which will be expended by the end of 1994.

 Savings From DEA Acquisition

  Brown & Sharpe has prepared a plan to eliminate duplicative operations and take other actions to achieve cost savings in integrating the operations of DEA with those of its existing CMM operations. This plan was developed in part based on information provided by DEA personnel and, in certain areas, on discussions with DEA personnel concerning appropriate staffing, facility and activity levels of the combined operations. In certain instances where specific DEA information has not been made available to Brown & Sharpe, such as compensation levels of DEA personnel, Brown & Sharpe has made assumptions based on its experience. In general, Brown & Sharpe has assumed that personnel reductions will be effective within six months of the DEA Acquisition, and that personnel will be entitled to severance or redundancy of six months' salary. To date, the integration plan has been limited to functions where Brown & Sharpe management believes that sufficient information concerning DEA's operations is available to Brown & Sharpe to allow it to forecast cost savings with reasonable confidence. These functions include North American sales and distribution, European sales and distribution, certain excess production facility space, reduction of certain manufacturing overhead in Italian operations, and design engineering activities.

    Consolidation of North American Sales and Distribution. Following the DEA Acquisition, Brown & Sharpe plans to consolidate North American sales and distribution activities by reducing the number of sales and related support employees by approximately 13%, closing five demonstration centers (net of one replacement center) in cities where both Brown & Sharpe and DEA now have centers, and opening three new demonstration centers where the combined volume of the two operations will make direct sales more cost effective than using sales agents or distributors. Brown & Sharpe believes that these measures can all be implemented within twelve months of the DEA Acquisition, and will result in savings within the twelve months of approximately $2.0 million (before one-time implementation cash costs) and total annual cost savings after 24 months of approximately $4.5 million. Brown & Sharpe believes that these personnel reductions and center closings and openings would result in one-time severance, relocation and other cash costs of approximately $1.5 million, substantially all of which will be expended within the first twelve months.

    Consolidation of European Sales and Distribution. Brown & Sharpe also plans to consolidate European sales and distribution activities by reducing sales and related support employees by approximately 25% in Germany, Italy, France and England, and by closing six demonstration centers (net of one replacement center). Brown & Sharpe believes that these measures can all be implemented within twelve months of the acquisition, and will result in savings within the twelve months of approximately $2.8 million (before one-time implementation cash costs) and total annual cost savings by the third year of approximately $3.2 million. Brown & Sharpe believes that these personnel reductions and center closings would result in one-time severance, relocation and other cash costs of approximately $2.4 million, substantially all of which would be expended in the first twelve months.

    Elimination of Excess Facility Space. Brown & Sharpe believes that consolidation of DEA's manufacturing operations currently located in three buildings outside Turin, Italy, into one of the three buildings would both reduce facility rental expense and streamline the manufacturing process, resulting in production savings. Brown & Sharpe believes that this manufacturing consolidation will require up to twenty-four months to implement, and will result in total annual cost savings of approximately $1.2 million (before one-time implementation cash costs). Brown & Sharpe believes that these consolidation efforts will result in one-time relocation and other cash costs of approximately $4.9 million, substantially all of which will be expended in the second through fourth years following the DEA Acquisition.

    Reduction of Manufacturing Overhead in European Operations. Brown & Sharpe believes that the integration of DEA into the MS Group will permit the reduction of supervisory and other staffing at the Company's manufacturing facilities in Europe. Brown & Sharpe believes that it will be able to identify and provide the required twelve-month statutory notice to the affected employees within twelve months following the DEA Acquisition, and that these reductions will result in total annual cost savings after 24 months of approximately $1.6 million (before one-time implementation cash costs). Brown & Sharpe believes that these staffing reductions will result in one-time severance and other cash costs of approximately $1.6 million, substantially all of which will be expended in the second year following the DEA Acquisition.

    Consolidation of Design Engineering. Brown & Sharpe believes that overlap in design engineering activities of the two operations will permit reduction of at least 9% in the total number of employees dedicated to these activities without reducing the effective level of the design engineering activity. A portion of this reduction has already been made in Brown & Sharpe's design engineering operations in anticipation of the acquisition, and Brown & Sharpe expects that the balance would be made within twelve months after the acquisition. Brown & Sharpe believes that these personnel reductions would result in approximately $0.6 million in savings in the first twelve months (before one-time implementation cash costs), and total annual cost savings of approximately $1.0 million by the third year. Brown & Sharpe believes that these reductions would result in approximately $1.0 million in one-time severance and relocation costs, substantially all of which would be incurred in the first twelve months.

  In addition to the specific cost savings plans described above, Brown & Sharpe also believes that additional cost savings may be realized through consolidation of certain manufacturing operations and discontinuance of certain similar products. As of the date hereof, Brown & Sharpe does not have sufficient specific cost and other information concerning DEA's operations to allow Brown & Sharpe to quantify with confidence the potential additional savings or to determine that additional savings are in fact attainable. In addition, Brown & Sharpe is unable to predict whether and to what extent the elimination of similar products, expected to produce further manufacturing savings, will in fact result in incremental decreases in revenue.

 Accounting for Roch Acquisition and DEA Acquisition

  Brown & Sharpe accounted for the Roch Acquisition as a purchase transaction and will apply the same accounting method to the DEA Acquisition. In a purchase transaction the purchase price, including assumed liabilities and the costs of the acquisition, is allocated among the acquired assets based on estimated fair values for purposes of recording such assets on the purchaser's balance sheet. Brown & Sharpe expects that the purchase price for the DEA Acquisition, including an estimated $9.7 million in reserves for anticipated costs associated with consolidation and related cost savings measures, will be less than Brown & Sharpe's estimate of the fair value of the assets acquired by approximately $6.3 million. This excess of fair value over cost of assets acquired will be recorded as a long-term liability that will be amortized over the expected ten-year period during which Brown & Sharpe believes it will benefit from this excess. In addition to the $9.7 million in reserves established with respect to DEA personnel, assets and liabilities, the Company plans to record a one-time charge of an estimated $1.6 million in connection with the DEA Acquisition to establish additional reserves relating to anticipated consolidation and related cost savings measures to be taken with respect to Brown & Sharpe's existing personnel, assets and liabilities. The Company believes that these reserves, when combined with reserves established in connection with the Roch Acquisition, will be adequate for all currently anticipated costs associated with the consolidation of DEA, Roch and Mauser.

                      DEA SELECTED COMBINED FINANCIAL DATA

  The following selected combined financial information of DEA for each of the last three fiscal years is derived from the audited Combined Financial Statements of DEA, including the notes thereto. The data for the quarters ended March 31, 1993 and March 31, 1994, are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for such interim periods. The results of the quarter ended March 31, 1994 are not necessarily indicative of the results that may be expected for the full year. The following selected financial information should be read in conjunction with the Combined Financial Statements of DEA, related notes and other financial information included elsewhere in this Prospectus.

                                      YEAR ENDED                        QUARTER ENDED
                          --------------------------------------  ----------------------------
                          DEC. 31,  DEC. 31,  DEC. 31,  DEC. 31,  MAR. 31,  MAR. 31,  MAR. 31,
                            1991      1992      1993      1993      1993      1994      1994
                          --------  --------  --------  --------  --------  --------  --------
                                     (LIRE IN MILLIONS; DOLLARS IN THOUSANDS)
OPERATING DATA:
Net sales...............  L117,662  L124,749  L178,297  $110,675  L29,137   L34,282   $21,280
Cost of goods sold......    93,561    83,922   114,363    70,989   20,830    22,197    13,778
Selling, general and
 administrative expense.    35,388    39,873    48,764    30,269   11,302    12,236     7,595
Restructuring costs.....       --      2,949       823       511      --        --        --
Depreciation and
 amortization...........     5,641     5,718     5,690     3,532    1,384     1,196       742
                          --------  --------  --------  --------  -------   -------   -------
Operating profit (loss).   (16,928)   (7,713)    8,657     5,374   (4,379)   (1,347)     (836)
Interest expense, net...   (12,086)  (11,731)   (9,918)   (6,157)  (2,981)   (2,895)   (1,798)
Other income (expense),
 net....................    10,688    (4,789)   (2,599)   (1,613)     227       935       580
                          --------  --------  --------  --------  -------   -------   -------
Net income (loss).......  L 18,326  L(24,233) L (3,860) $ (2,396) L(7,133)  L(3,307)  $(2,053)
                          ========  ========  ========  ========  =======   =======   =======
OTHER DATA:
EBITDA(1)...............  L(11,287) L  1,120  L 15,170  $  9,417  L(2,995)  L  (151)  $   (93)
Capital expenditures....     3,107     3,080     3,165     1,965      780       193       120
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital.........      (135)    4,561     1,930     1,198   (1,598)       95        58
Property, plant and
 equipment, net.........    12,979     9,558     9,341     5,798    9,700     8,593     5,334
Total assets............   142,239   184,455   186,658   115,864  183,879   170,519   105,846
Total debt including
 indebtedness to
 affiliates.............   106,466   120,047   130,755    81,163  132,416   128,649    79,857

- - --------
(1) "EBITDA" consists of earnings before interest expense, other income (expense), restructuring charges, provision for income taxes, depreciation and amortization. EBITDA is included herein to provide additional information, and should not be construed as a substitute for cash flow from operating activities, which is determined in accordance with generally accepted accounting principles. DEA incurred restructuring charges of L2,949 and L823 ($511) for the years ended December 31, 1992 and December 31, 1993, respectively.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                               OPERATIONS OF DEA

  The Combined Financial Statements of DEA have been prepared in accordance with accounting principles generally accepted in the United States and include the financial position and results of operations of the companies and divisions described in Note 1 of the Combined Financial Statements of DEA. This discussion supplements the detailed information in the Combined Financial Statements of DEA and notes thereto included elsewhere in this Prospectus and should be read in conjunction therewith.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of net sales of DEA represented by the components of income and expense for the years ended December 31, 1992 and 1993 and the three months ended March 31, 1993 and 1994:

                                               YEAR ENDED         QUARTER ENDED
                                            ------------------  ------------------
                                            DEC. 31,  DEC. 31,  MAR. 31,  MAR. 31,
                                              1992      1993      1993      1994
                                            --------  --------  --------  --------
   Net sales...............................  100.0%    100.0%    100.0%    100.0%
   Cost of products sold...................  (77.2)    (64.1)    (71.5)    (64.7)
                                             -----     -----     -----     -----
       Gross profit........................   22.8      35.9      28.5      35.3
   Selling, general and administration.....  (21.9)    (27.3)    (38.8)    (35.7)
   Restructuring costs.....................   (2.4)     (0.5)      --        --
   Depreciation and amortization...........   (4.6)     (3.2)     (4.7)     (3.5)
                                             -----     -----     -----     -----
       Operating income (loss).............   (6.0)      4.9     (15.0)     (3.9)
   Interest expense, net...................   (9.4)     (5.6)    (10.2)     (8.4)
   Other income (expense), net.............   (4.0)     (1.5)      0.8       2.7
                                             -----     -----     -----     -----
       Net income (loss)...................  (19.4)%    (2.2)%   (24.5)%    (9.6)%
                                             =====     =====     =====     =====

 Quarter Ended March 31, 1994 compared to Quarter Ended March 31, 1993

  Net Sales. Net sales in the first quarter of 1994 rose to L34.3 billion from L29.1 billion in the first quarter of 1993, an increase of 17.7%. This increase was due to improvements in the performance in the U.S. and European markets, which offset a decline in net sales in Italy. Net sales in Italy for the first quarter of 1994 were L5.6 billion, a decrease of 47.4% as compared to net sales of L10.6 billion in the first quarter of 1993. The decrease was primarily due to an unusually large sale in the 1993 period. Net sales in the United States in the first quarter of 1994 increased 30.2% to L9.3 billion from L7.2 billion in the prior year due in part to generally improved economic conditions in the United States and in the automotive industry in particular. In addition, a general reorganization of the U.S. operations contributed to the increase in net sales. In Europe (excluding Italy), net sales for the first quarter of 1994 totaled L10.5 billion, an increase of 19.4% compared to net sales of L8.8 billion in the first quarter of 1993. This increase was principally due to modest improvement in the major European economies. Net sales in the rest of the world were L8.9 billion in the first quarter of 1994, an increase of 242.5% as compared to net sales of L2.6 billion in the prior year's quarter. This growth reflects increased sales in South America resulting from the reorganization of sales operations and increased marketing as well as increased net sales in China.

  Gross Profit. Gross profit margin increased to 35.3% in the first quarter of 1994 from 28.5% in the first quarter of the previous year. This improvement resulted primarily from a cost reduction program as well as the introduction of a new line of CMM products with higher average profit margins than DEA's previous product mix.

  Selling, General and Administrative Expense. SG&A expense in the first quarter of 1994 totaled L12.2 billion, an increase of L0.9 billion, or 8.3%, from the total in the first quarter of 1993. As a percentage of net sales, these expenses decreased to 35.7% from 38.8% in the first quarter of 1993. The decrease reflects the results of DEA's cost control program.

  Operating Profit (Loss). DEA recorded an operating loss of L3.3 billion during the first quarter of 1994 compared to a loss of L7.1 billion in the first quarter of 1993. The improvement was primarily due to increased net sales, increased sales of products with higher average profit margins and the cost reduction program discussed above.

  Interest Expense. Net interest expense for the first quarter of 1994 and the first quarter of 1993 totaled L2.9 billion and L3.0 billion, respectively. The reduction of L0.1 billion reflects lower average interest rates and a reduction in long-term borrowing. At March 31, 1994, DEA's borrowings, including interest-bearing payables to affiliates, totaled L128.6 billion ($79.9 million). In the DEA Acquisition, Finmeccanica will assume, discharge or waive all but approximately L22.2 billion ($13.8 million) of these borrowings. See "DEA Acquisition" and "Pro Forma Combined Financial Statements."

  Other Income, Net. Other income, net of L0.9 billion in the first quarter of 1994 and L0.2 billion in the first quarter of 1993 is comprised primarily of foreign exchange gains.

  Net Income (Loss). As a result of the factors discussed above, DEA recorded a net loss of L3.3 billion in first quarter of 1994 compared to a net loss of L7.1 billion in the first quarter of 1993.

 Year Ended December 31, 1993 Compared to Year Ended December 31, 1992

  Net Sales. Net sales in the year ended December 31, 1993 totaled L178.3 billion, an increase of 42.9% as compared to net sales of L124.7 billion in the year ended December 31, 1992. Net sales in Italy were L40.8 billion in 1993, a 45.4% increase as compared to L28.1 billion in 1992. The increase was principally due to a general restructuring of the sales network, an unusually large contract from a major Italian industrial group, and the launch of a new line of CMM products. Net sales in 1993 in the United States increased 75.2% to L54.3 billion from L31.0 billion in 1992. This increase resulted from a devaluation of the Lire in the fourth quarter of 1992, as well as from general reorganization of DEA's U.S. operations and improved economic conditions in the United States. In Europe, other than Italy, net sales in 1993 totaled L55.1 billion, an increase of 22.4% as compared to net sales of L44.0 billion in 1992, reflecting an increase in market share resulting in part from the devaluation of the Lire. Net sales in the rest of the world were L28.0 billion in 1993, an increase of 29.0% as compared to net sales of L21.7 billion in 1992, in part as a result of increased net sales in China.

  Gross Profit. Gross profit margin increased to 35.9% in 1993 from 32.7% in 1992. This improvement was principally due to devaluation of the Lire in the fourth quarter of 1992, as well as cost reductions achieved as a result of a reorganization of DEA's sales and distribution organization, as well as increased efficiency in research and development and manufacturing operations.

  Selling, General and Administrative Expense. SG&A expense increased 22.3% to L48.8 billion in 1993 compared to L39.9 billion in 1992. SG&A expense in 1993 was offset by the recognition of L2.4 billion of government grants receivable in connection with research and development activities. Excluding this item, SG&A expense totaled L51.2 billion in 1993 (28.7% of net sales) compared to L39.9 billion (32.0% of net sales) in 1992. This percentage decrease reflects the cost reductions achieved following the reorganization in 1992 and management's cost control program.

  Operating Profit (Loss). DEA recorded an operating profit of L8.7 billion in 1993, as compared to a loss of L7.7 billion in 1992. Included in these figures are restructuring costs of L0.8 billion in 1993 and L2.9 billion in 1992. The restructuring costs in 1993 related to the dismissal of employees in France. The restructuring costs in 1992 related to staff reductions in France and the early retirement of certain employees. The operating profit was primarily the result of devaluation of the Lire in the fourth quarter of 1992, as well as cost savings arising from the restructuring of DEA's operations in 1992, increased sales volume and improvements in manufacturing efficiency.

  Interest Expense. Net interest expense for 1993 and 1992 totaled L9.9 billion and L11.7 billion, respectively. This reduction was principally attributable to the general decrease in interest rates throughout the countries in which DEA holds borrowings and a decline in DEA's long-term borrowings.

  Other Income, Net. Other expense, net of L2.6 billion in 1993 and L4.8 billion in 1992 were primarily comprised of foreign exchange losses. The large foreign exchange loss in 1992 principally arose due to the devaluation of the Lire in the final quarter of 1992 against DEA's principal foreign trading currencies, the U.S. dollar, German mark and the Japanese yen. DEA is not a party to any forward exchange contracts or similar investments as a hedge against transactions denominated in foreign currency.

  Net Income (Loss). As a result of the factors discussed above, DEA recorded a net loss of L3.9 billion in 1993 compared to a net loss of L24.2 billion in 1992.

LIQUIDITY AND CAPITAL RESOURCES

  DEA has historically financed its operations with short-term borrowings provided from affiliated companies and banks. In addition, long-term financing for capital expenditures and research and development has been provided by a mix of long-term loans (from both lending institutions and government agencies) and government grants. Under the terms of the DEA Acquisition Agreement, Finmeccanica has agreed to assume, discharge or waive all but approximately L22.2 billion ($13.8 million) of DEA's existing borrowings. See "DEA Acquisition."

  Cash Flow. The operating activities of DEA used cash of L9.3 billion in 1993, primarily as a result of an increase in accounts receivable as a result of higher sales, as well as a decrease in accounts payable from an unusually high amount at the end of 1992. In 1992, total cash used by operating activities was L44.7 billion, primarily due to the conversion of Digital Electronic Automation Company (USA) from a division of Elsag Bailey Inc. to a subsidiary of DEA. On the date of the conversion, Elsag Bailey Inc. eliminated the net asset deficiency of the division by waiving a portion of a working capital advance granted to it. In the first quarter of 1994, operating activities provided cash of L4.0 billion, primarily as a result of a decrease in accounts receivable due to the normal pattern of higher sales volume at the end of the year.

  In 1993, investing activities used cash of L3.6 billion, consisting primarily of capital expenditures. Investment transactions used cash of L3.3 billion in 1992, as the proceeds of sales of fixed assets, primarily the sale of property in Spain, were offset in part by the purchase of assets from Renault Automation and capital expenditures. In the first quarter of 1994, investing activities provided cash of L0.5 billion, as a decrease in deferred charges more than offset small amounts of capital expenditures.

  Increases in borrowings resulted in net cash from financing activities of L16.1 billion in 1993. Borrowings and current maturities of debt increased to L47.1 billion at the end of 1993 from L21.2 billion at year end 1992. This increase of L25.8 billion, principally arising in short term borrowings, resulted from the acquisition of DEA USA from Elsag Bailey Inc. In 1992, cash flow from financing activities showed a net inflow of L46.4 billion as a result of the waiving of borrowings from Elsag Bailey Inc. in connection with the acquisition of DEA USA. In the first quarter of 1994, financing activities used cash of L2.9 billion because of a decrease in borrowings.

  Working Capital. Working capital decreased to L1.9 billion at the end of 1993 from L4.6 billion at the end of 1992. Accounts receivable increased to L83.7 billion at the end of 1993 from L74.8 billion at the end of 1992 as a result of the increase in net sales offset by a reduction in the average collection period. Inventories decreased slightly in 1993, to L67.1 billion at the end of 1993 from L68.7 billion at the end of 1992, as a result of normal fluctuations in the purchasing, manufacturing and selling cycle. Accounts payable decreased to L25.9 billion at the end of 1993 from L33.7 billion at the end of 1992, reflecting the different purchasing trends and patterns in the final four months of 1993 compared to 1992.

  Capital Expenditures. Capital expenditures totaled L3.2 billion in 1993 compared to L3.1 billion in 1992, a level sufficient to maintain the operations of the businesses. In the first quarter of 1994, capital expenditures totaled L0.2 billion.

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